Consolidated Financial Statements

December 31, 2023

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management's Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Taseko Mines Limited. The financial information presented elsewhere in the Management's Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management's responsibility for the integrity of the financial statements, the Company maintains a system of internal control over financial reporting. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control over financial reporting. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal control over financial reporting and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company's independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

/s/ Stuart McDonald	/s/ Bryce Hamming

Stuart McDonald	Bryce Hamming
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

March 7, 2024

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2023. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report immediately preceding the Company's audited consolidated financial statements for the years ended December 31, 2022 and 2023.

/s/ Stuart McDonald	/s/ Bryce Hamming

Stuart McDonald	Bryce Hamming
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

March 7, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Taseko Mines Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Taseko Mines Limited and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 7, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

1

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Evaluation of capitalized stripping costs incurred during production

As discussed in Note 2.4(f) to the consolidated financial statements, stripping costs incurred during production that generate future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve, are capitalized as mineral property development costs. As discussed in Note 15 to the consolidated financial statements, capitalized stripping costs were $61,614 thousand for the year ended December 31, 2023.

We identified the evaluation of capitalized stripping costs incurred during production as a critical audit matter. The magnitude of costs incurred and the complexity in determining whether the costs were incurred for developing the mineral property, required a high degree of auditor judgement and significant auditor effort.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter, including controls related to the preparation of the mine plan and determination of the strip ratio reflected in the mine plan, determination of the tonnage of materials mined in the year, determination of production costs incurred and determination of the allocation of production costs to capitalized stripping costs or to inventories. We evaluated the professional qualifications, knowledge, skill, and ability of the Company's qualified persons responsible for preparing the mine plan and determining the strip ratio reflected in the mine plan. We compared the Company's historical estimates of projected production information in the mine plan to actual results to assess the accuracy of the Company's forecasting process. We assessed the strip ratios for the current year production by comparing it to the tonnage of materials mined to mine production reports. We selected a sample of production costs, examined the underlying documentation and assessed whether the expenditure related to production. We checked the accuracy of the allocation of production costs between capitalized stripping costs and inventories.

2

Fair value measurement of contingent consideration and property, plant and equipment acquired in the acquisition of an effective 12.5% interest in the Gibraltar Joint Venture

As discussed in Note 4 to the consolidated financial statements, on March 15, 2023, the Company acquired an additional 12.5% effective interest in the Gibraltar Joint Venture by acquiring 50% of Cariboo Copper Corporation ("Cariboo"), also a joint venture. The Company treated the acquisition as a business combination including the incremental 12.5% interest and recorded total purchase consideration of $79,397 thousand which includes contingent performance payments. In connection with the transaction, the purchase consideration was allocated to the assets acquired and liabilities assumed of Cariboo including the additional 12.5% effective interest in the Gibraltar Joint Venture based upon their fair values as of the acquisition date, primarily comprised of property, plant and equipment which the Company estimated the fair value to be $115,579 thousand. The acquisition date fair value of the contingent performance payments was $28,010 thousand. The acquisition resulted in a gain on Cariboo acquisition of $46,212 thousand which is recorded in the consolidated statement of comprehensive income (loss).

We identified the evaluation of the fair value measurement of the 12.5% interest in the property, plant and equipment of the Gibraltar Joint Venture acquired in the Cariboo acquisition and of the contingent performance payments at the acquisition date as a critical audit matter. Specifically, there was complex auditor judgment involved in evaluating (1) the discount rate and the expected copper revenues and copper price assumptions used to estimate the fair value of the contingent performance payments which were sensitive to changes in those assumptions, and (2) the estimated fair value of the property, plant and equipment that was valued using a discounted cash flow model. The discounted cash flow model included assumptions for future production based on the most recent mineral reserve update, expected metal prices and foreign exchange rates, projected operating costs and the weighted average cost of capital. Changes in any of these assumptions could have had a significant effect on the determination of the fair value of the property, plant and equipment, and the gain on Cariboo acquisition recorded as a result of the acquisition.

3

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the acquisition-date valuation of the contingent performance payments and acquisition-date valuation of the 12.5% interest in the property, plant and equipment, including controls related to the determination of the assumptions listed above. We evaluated the reasonableness of the Company's forecasted copper prices as of the acquisition date and year-end for the period of the contingent consideration by comparing the prices to analyst forecasted copper prices. We evaluated the reasonableness of the production volumes by comparing them to the recent mineral reserve update prepared by the Company's qualified persons and by comparing them to historical production volumes over the past 5 years. We evaluated the competence, experience and objectivity of the qualified persons responsible for determining the production volumes and the mineral reserves based on the most recent mineral reserve update. We also compared projected operating costs to historical operating costs over the past 5 years. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating (1) the weighted average cost of capital and discount rates by independently developing a range using independent sources and market data for comparable entities (2) the metal prices and foreign exchange rates by comparing them to third party data; and (3) the use of a discounted cash flow model to value the property, plant and equipment.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 1999. Vancouver, Canada

March 7, 2024

4

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Taseko Mines Limited

Opinion on Internal Control Over Financial Reporting

We have audited Taseko Mines Limited's (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 7, 2024, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Controls over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

1

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada March 7, 2024

2

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Cdn$ in thousands)

		December 31,	December 31,
	Note	2023	2022

ASSETS
Current assets
Cash and equivalents		96,477	120,858
Accounts receivable	12	16,514	13,223
Inventories	13	122,942	92,846
Other financial assets	14	5,057	9,013
Prepaids		8,465	4,931
		249,455	240,871

Property, plant and equipment	15	1,286,001	1,029,240
Inventories	13	17,554	-
Other financial assets	14	7,896	2,989
Goodwill	16	5,462	5,584
		1,566,368	1,278,684

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	17	71,748	66,716
Current portion of long-term debt	18	27,658	18,409
Deferred revenue	19	10,346	12,065
Current portion of Cariboo consideration payable	4	14,384	-
Interest payable		13,896	14,221
Current income tax payable	11	3,157	1,227
		141,189	112,638

Long-term debt	18	610,233	568,160
Provision for environmental rehabilitation	20	145,786	113,725
Deferred tax liabilities	11	114,723	76,255
Deferred revenue	19	59,720	47,620
Cariboo consideration payable	4	55,997	-
Other financial liabilities	22b	4,572	3,877
		1,132,220	922,275

EQUITY
Share capital	21	486,136	479,926
Contributed surplus		54,833	55,795
Accumulated other comprehensive income ("AOCI")		16,557	26,792
Deficit		(123,378)	(206,104)
		434,148	356,409
		1,566,368	1,278,684

Commitments and contingencies	24
Subsequent events	24, 28

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)

		For the years ended December 31,
	Note	2023	2022

Revenues	5	524,972	391,609
Cost of sales
Production costs	6	(317,618)	(285,392)
Depletion and amortization	6	(56,940)	(51,982)
Earnings from mining operations		150,414	54,235

General and administrative		(13,465)	(12,056)
Share-based compensation expense	22c	(5,919)	(3,807)
Project evaluation expense		(1,721)	(543)
(Loss) gain on derivatives	8	(4,919)	16,274
Other income	9	731	1,758
Income before financing costs and income taxes		125,121	55,861

Finance expenses, net	10	(49,894)	(45,209)
Foreign exchange gain (loss)		11,430	(29,791)
Gain on Cariboo acquisition	4	46,212	-
Income (loss) before income taxes		132,869	(19,139)

Income tax expense	11	(50,143)	(6,832)
Net income (loss)		82,726	(25,971)

Other comprehensive (loss) income:
Items that will remain permanently in other comprehensive (loss) income:
Loss on financial assets		(1,235)	(541)
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		(9,000)	20,684
Total other comprehensive (loss) income		(10,235)	20,143

Total comprehensive income (loss)		72,491	(5,828)

Earnings (loss) per share	23
Basic		0.29	(0.09)
Diluted		0.28	(0.09)

Weighted average shares outstanding (thousands)	23
Basic		288,560	286,236
Diluted		290,979	286,236

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Cdn$ in thousands)

		For the years ended December 31,
	Note	2023	2022

Operating activities
Net income (loss) for the period		82,726	(25,971)
Adjustments for:
Depletion and amortization		56,940	51,982
Income tax expense	11	50,143	6,832
Finance expenses, net	10	49,894	45,209
Share-based compensation expense	22c	6,326	4,152
Loss (gain) on derivatives	8	4,919	(16,274)
Unrealized foreign exchange (gain) loss		(11,875)	30,027
Gain on Cariboo acquisition	4	(46,212)	-
Amortization of deferred revenue		(6,497)	(5,982)
Deferred revenue deposit	19	13,586	-
Other operating activities		(739)	(3,263)
Net change in working capital	25	(48,119)	(5,446)
Cash provided by operating activities		151,092	81,266

Investing activities
Gibraltar capitalized stripping costs	15	(55,552)	(32,017)
Gibraltar sustaining capital expenditures	15	(31,092)	(18,108)
Gibraltar capital project expenditures	15	(31,291)	(29,551)
Florence Copper development costs	15	(52,390)	(101,296)
Other project development costs	15	(2,755)	(966)
Acquisition of Cariboo, net	4	2,948	-
Purchase of copper price options	8	(3,192)	(7,269)
Proceeds from copper put options	8	1,832	22,539
Other investing activities		3,887	262
Cash used for investing activities		(167,605)	(166,406)

Financing activities
Interest paid		(47,755)	(39,363)
Revolving credit facility advances	18b	26,494	-
(Repayment of) Proceeds from Gibraltar equipment financings, net	18e	(18,691)	5,327
Proceeds from Florence project facilities, net	18f	33,287	-
Share-based compensation		(385)	(1,200)
Cash used for financing activities		(7,050)	(35,236)
Effect of exchange rate changes on cash and equivalents		(818)	4,467
Decrease in cash and equivalents		(24,381)	(115,909)
Cash and equivalents, beginning of year		120,858	236,767
Cash and equivalents, end of year		96,477	120,858

Supplementary cash flow disclosures	25

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(Cdn$ in thousands)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance as at January 1, 2022	476,599	55,403	6,649	(180,133)	358,518
Share-based compensation	-	4,919	-	-	4,919
Exercise of options	1,110	(383)	-	-	727
Settlement of performance share units	2,217	(4,144)	-	-	(1,927)
Total comprehensive income (loss)	-	-	20,143	(25,971)	(5,828)
Balance as at December 31, 2022	479,926	55,795	26,792	(206,104)	356,409

Balance as at January 1, 2023	479,926	55,795	26,792	(206,104)	356,409
Share-based compensation	-	5,633	-	-	5,633
Exercise of options	2,377	(840)	-	-	1,537
Settlement of performance share units	3,833	(5,755)	-	-	(1,922)
Total comprehensive (loss) income	-	-	(10,235)	82,726	72,491
Balance as at December 31, 2023	486,136	54,833	16,557	(123,378)	434,148

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act.  The consolidated financial statements of the Company as at and for the year ended December 31, 2023 comprise the Company, its subsidiaries and its 87.5% effective interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metal concentrates, as well as related activities including mine permitting and development, within the Province of British Columbia, Canada and the State of Arizona, USA.

2. MATERIAL ACCOUNTING POLICIES

2.1 Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issue by the Board of Directors on March 7, 2024.

2.2 Use of judgements and estimates

These consolidated financial statements have been prepared on a historical cost basis except those measured at fair value through profit or loss, or fair value through other comprehensive income.

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.  Foreign currency monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as at the balance sheet date. Foreign currency non-monetary assets and liabilities, revenues and expenses are translated into Canadian dollars at the prevailing rate of exchange on the dates of the transactions.  Any gains and losses are included in profit and loss. The Company's US subsidiary measures the items in its financial statements using the US dollar as its functional currency. The assets and liabilities of the US subsidiary are translated into Canadian dollars using the period end exchange rate. The income and expenses are translated into Canadian dollars at the weighted average exchange rates to the period end reporting date. Any gains and losses on translation are included in accumulated other comprehensive income ("AOCI"). All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, reserve and resource estimates, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue (Note 19), provisions for environmental rehabilitation, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.2 Use of judgements and estimates (continued)

Significant areas of estimation include reserve and resource estimation; fair values of assets and liabilities acquired in a business combination; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation, including determination of appropriate discount rates; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation.  Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation and may be subject to revision based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources.  Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, provisions for environmental rehabilitation, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals. These items also impacted the fair values of assets and liabilities recorded in the acquisition disclosed in Note 4.

2.3 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and controlled entities as at December 31, 2023. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the date the Company gains control until the date the Company ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company's accounting policies. All intercompany transactions between the subsidiaries of the Company are eliminated in full on consolidation.

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.3 Basis of consolidation (continued)

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount, being a bargain purchase gain, would be recognized in profit or loss immediately as a gain on the acquisition.

2.4 Material Accounting Policies

(a) Revenue recognition

Under IFRS 15, Revenue Contracts with Customers, revenue is recognized when a customer obtains control of the goods or services, and the Company has satisfied its performance obligations. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. Cash received in advance of meeting these conditions is recorded as advance payments on product sales. In the case of Gibraltar's copper concentrate, control is generally transferred upon shipment of the product as product is placed over the ship's rails or in limited circumstances, upon delivery to the concentrate shed at the shipping port.

Under the terms of the Company's concentrate sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale.  Revenues for these sales, net of treatment and refining charges are recorded when the customer obtains control of the concentrate, based on an estimate of metal contained using initial assay results and forward market prices for the expected date that final sales prices will be fixed.  The period between provisional pricing and final settlement can be up to four months. This settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

(b) Cash and equivalents

Cash and equivalents consist of cash and highly-liquid investments having terms of three months or less from the date of acquisition and that are readily convertible to known amounts of cash. Cash and equivalents exclude cash subject to restrictions.

(c) Financial instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company's consolidated financial statements.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(c) Financial instruments (continued)

A financial asset is classified as measured at fair value and subsequently at either: amortized cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value through Profit or Loss (FVPL).

The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if:  (i)  it is held within a business model whose objective is to hold assets to collect contractual cash flows; and (ii) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) it is not designated as FVPL. This category of financial assets is subsequently measured at amortized cost using the effective interest method, and reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis. Equity investments measured at FVOCI are subsequently measured at fair value.  Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset as FVPL if doing so significantly reduces an accounting mismatch that would otherwise arise. Financial assets classified as FVPL are subsequently measured at fair value, with net gains and losses, including any interest or dividend income, recognized in profit or loss.

Financial assets at amortized cost

Financial assets at amortized cost are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial.  Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period.  Financial assets in this category include cash and cash equivalents and accounts receivables.

Financial assets at fair value through other comprehensive income (FVOCI) and profit or loss (FVPL)

Marketable securities, investment in subscription receipts and reclamation deposits are designated as FVOCI and recorded at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(c) Financial instruments (continued)

Financial assets at fair value through other comprehensive income (FVOCI) and profit or loss (FVPL) (continued)

All financial assets not classified as measured at amortized cost or FVOCI are measured at fair value through profit or loss. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVPL.  Financial instruments classified as FVPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include derivative financial instruments that the Company acquires to manage exposure to commodity price fluctuations. These instruments are non-hedge derivative instruments.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities and long-term debt under this method which is amortized cost. Cariboo consideration payables are initially recorded at fair value, and are subsequently remeasured at fair value at each reporting period.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d) Exploration and evaluation and development costs

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration.  Exploration and evaluation expenditures are recognized in earnings in the period in which they are incurred.

Capitalization of development costs as mineral property, plant and equipment commences once the technical feasibility and commercial viability of the extraction of mineral reserve and resources associated with the Company's evaluation properties are established and management has made a decision to proceed with development.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(e) Inventories

Inventories are valued at the lower of cost and net realizable value.  Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation and amortization; freight; and overhead costs. Oxide ore inventory is considered a co-product and is recorded at cost excluding any allocation of the cost of waste material which is solely allocated to sulphide ore and capitalized stripping. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventories into saleable form.

Ore stockpiles represent stockpiled ore that have not yet completed the production process, and are not yet in a saleable form.  Finished goods inventories represent metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate which is based on the tons of ore added and removed, expected grade and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(f) Property, plant and equipment

Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement.  In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the asset less residual value.  Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use.  Estimates of remaining useful lives and residual values are reviewed annually.  Changes in estimates are accounted for prospectively.

The depreciation rates of the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis
Mining equipment	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(f) Property, plant and equipment (continued)

Mineral properties

Mineral properties consist of the cost of acquiring, permitting and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which the capitalized costs relate.

Property acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential.  When management has not made a determination that technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the entire amount is considered property acquisition costs and not amortized.  When such property moves into development, the property acquisition cost asset is transferred to mineral properties within property, plant and equipment.

Mineral property development costs include: stripping costs incurred in order to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity, extending the productive life of the mine or allowing access to a mineable reserve; capitalized project development costs; and capitalized interest.

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use.  Construction in progress includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Capitalized interest

Interest is capitalized for qualifying assets.  Qualifying assets are assets that require a substantial period of time to prepare for their intended use.  Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period.  Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

Leased assets and liabilities

The Company assesses whether a contract is a lease or contains a lease, at the inception of a contract. The Company recognizes a right-of-use asset ("ROU asset") and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the exception of short-term and low value leases, which are recognized on a straight-line basis over the lease term.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(f) Property, plant and equipment (continued)

Leased assets and liabilities (continued)

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement date, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

ROU assets are included in property, plant, and equipment (Note 15) and the lease liability is included in debt in the consolidated balance sheet (Note 18).

Impairment

The carrying amounts of the Company's non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The recoverable amount of an asset or cash generating unit (CGU) is the higher of fair value less costs of disposal  and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash flows of other assets or CGU's.  If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in earnings for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in earnings.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(f) Property, plant and equipment (continued)

Impairment (continued)

The carrying amount of the CGU to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired.  Any goodwill impairment is recognized as an expense in the profit or loss.  Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

(g) Income taxes

Income tax on the earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity or in other comprehensive income.  Income tax is calculated using tax rates enacted or substantively enacted at the reporting date applicable to the period of expected realization or settlement.

Current tax expense is the expected tax payable on the taxable income for the year, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (not in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they are not probable to reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities.  A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

(h) Share-based compensation

The fair-value method is used for the Company's share-based payment transactions. Under this method, the cost of share options and equity-settled performance share units is recorded based on their estimated fair value at the grant date, including an estimate of the forfeiture rate.  The fair value of the share options and performance share units is expensed on a graded amortization basis over the vesting period of the awards, with a corresponding increase in equity.

Share-based compensation expense relating to cash-settled awards, including deferred share units, is recognized based on the quoted market value of the Company's common shares on the date of grant.  The related liability is re-measured to fair value each reporting period to reflect changes in the market value of the Company's common shares, with changes in fair value recorded in earnings.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(i) Provisions

Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to retire an asset in the period in which the obligation occurs.  Environmental rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials, including water treatment; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects.  The provision for environmental rehabilitation ("PER") is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate specific to the liability.  The unwinding of the discount is recognized in earnings as a finance cost.

When a PER is initially recognized, the corresponding cost is capitalized increasing the carrying amount of the related asset, and is amortized to earnings on a unit-of-production basis. Costs are only capitalized to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation as there are a number of factors that will affect the ultimate liability.  These factors include estimation of the extent and cost of rehabilitation activities; timing of future cash flows, changes in discount rates; inflation rate; and regulatory requirements.

Other provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.  Where the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The accretion expense is included in finance expense.

(j) Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method. Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, the finance component on deferred revenue, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and cash equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in earnings using the effective interest method.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

2. MATERIAL ACCOUNTING POLICIES (CONTINUED)

2.4 Material Accounting Policies (continued)

(k) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted. There is no dilution impact when the Company incurs a loss.

(l) Interests in joint arrangements

IFRS defines a joint arrangement as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control.

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to its interests in joint operations, the Company recognizes its:

  Assets, including its share of any assets held jointly;
  Liabilities, including its share of any liabilities incurred jointly;
  Revenue from the sale of its share of the output arising from the joint operation; and
  Expenses, including its share of any expenses incurred jointly.

2.5 New accounting standards and interpretations

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standard.

New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's audited consolidated financial statements. The Company adopted amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2023. These amendments required the disclosure of "material" rather than "significant" accounting policies. These amendments did not change the Company's accounting policies.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

3. INTEREST IN GIBRALTAR JOINT VENTURE

On March 31, 2010, the Company entered into an agreement with Cariboo Copper Corp. ("Cariboo") whereby the Company contributed certain assets and liabilities of the Gibraltar mine, operating in British Columbia, into an unincorporated joint venture to acquire a 75% interest in the joint venture. Cariboo contributed $186,800 to purchase the remaining 25% interest.

The assets and liabilities contributed by the Company to the joint venture were mineral property interests, plant and equipment, inventories, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations.  Certain key strategic, operating, investing and financing policies of the joint venture require unanimous approval such that neither venturer is in a position to exercise unilateral control over the joint venture.  The Company continues to be the operator of the Gibraltar mine.

On March 15, 2023, the Company completed the acquisition of a 50% interest in Cariboo (Note 4) for an additional 12.5% effective interest in the Gibraltar mine.  Under the terms of the agreement, Taseko has acquired Sojitz's 50% interest in Cariboo and holds directly and indirectly an effective 87.5% interest in the Gibraltar mine on March 15, 2023.  The Company has joint control over the joint arrangement and consolidates its 87.5% (prior to March 15, 2023 - 75%) effective interest of all the joint venture's assets, liabilities, income and expenses.

The following is a summary of the Gibraltar joint venture financial information on a 100% basis.

	As at December 31,
	2023	2022
Cash and equivalents	1,267	82,408
Other current assets	162,232	142,479
Current assets	163,499	224,887
Non-current assets	1,153,179	1,046,997

Accounts payable and accrued liabilities	66,421	59,186
Other current financial liabilities	28,914	33,143
Current liabilities	95,335	92,329
Long-term debt	37,732	45,100
Provision for environmental rehabilitation	159,589	143,256
Non-current liabilities	197,321	188,356

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

3. INTEREST IN GIBRALTAR JOINT VENTURE (CONTINUED)

	Years ended December 31,
	2023	2022
Revenues	622,008	512,950
Production costs	(374,065)	(380,523)
Depletion and amortization	(73,781)	(76,484)
Other operating expense	(4,430)	(4,458)
Interest expense	(11,993)	(4,935)
Interest income	1,211	336
Foreign exchange (loss) gain	(1,153)	919
Comprehensive income for joint arrangement	157,797	47,805

4. ACQUISITION OF CARIBOO COPPER CORPORATION

On March 15, 2023 ("Acquisition Date"), the Company completed the acquisition of 50% of Cariboo from Sojitz which gives the Company an additional 12.5% effective interest in the Gibraltar mine bringing its total effective interest to 87.5%.

On the Acquisition Date, the Company became a party to the existing Cariboo shareholders agreement with Dowa Metals & Mining Co., Ltd. ("Dowa") (25%) and Furukawa Co., Ltd. ("Furukawa") (25%). Under the Cariboo shareholders agreement, all significant decisions require approval of all the shareholders. There is no impact to the operation of the Gibraltar joint venture.

The Company has joint control over Cariboo which is a joint arrangement and as such proportionately consolidates its 50% portion of all the Cariboo assets, liabilities, income and expenses including Cariboo's 25% interest in the Gibraltar joint venture.

The Company has accounted for its acquisition of Cariboo and its effective 12.5% increase in the Gibraltar Joint Venture as a business combination in accordance with the guidance in IFRS 11 Joint Arrangements and IFRS 3 Business Combinations.  The Company has determined that it does not control the Gibraltar Joint Venture despite increasing its effective ownership to 87.5% as there are provisions in the Gibraltar Joint Venture agreements and the Cariboo Shareholder agreements that provide the other shareholders in Cariboo with joint control of all significant decisions relating to the Gibraltar Joint Venture.

The acquisition price payable to Sojitz consists of a minimum amount of $60 million payable over a five-year period and contingent performance payments that are payable annually over the next five years, depending on Gibraltar mine total copper revenues (including price adjustments) and annual average copper prices. An initial $10 million was paid to Sojitz upon closing and the remaining minimum amounts will be paid in $10 million annual instalments over the next five years. There is no interest payable on the minimum amounts.

The annual contingent performance payments are only payable if the average LME copper price exceeds US$3.50 per pound in a year. The payments will be calculated by multiplying Gibraltar mine total copper revenues by a price factor, which is based on a sliding scale ranging from 3% at US$3.50 per pound copper to a maximum of 17% at US$5.00 per pound copper or above, and Sojitz's attributable share of 12.5%. Total contingent performance payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117 million.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

4. ACQUISITION OF CARIBOO COPPER CORPORATION (CONTINUED)

The contingent performance payments were estimated as at the Acquisition Date based on forecasted copper prices and sales volumes over the next 5 years. The total estimated purchase consideration was then discounted to determine its fair value and the amounts as at the Acquisition Date are as follows:

Fixed instalments payable	51,387
Contingent performance payments	28,010
Total fair value of consideration payable	79,397

The purchase consideration has been allocated to the assets acquired and liabilities assumed, including the additional 12.5% effective interest in the Gibraltar join Venture, based upon their estimated fair values at the Acquisition Date. The following sets forth the allocation of the purchase price:

	Preliminary Purchase Price Allocation	Adjustment	Final Purchase Price Allocation
Cash and cash equivalents	13,467	-	13,467
Accounts receivable and other assets	1,525	-	1,525
Reclamation deposits	6,262	-	6,262
Inventory	15,860	-	15,860
Property, plant and equipment	72,304	43,275	115,579
Deferred tax asset	5,594	2,937	8,531
Accounts payable and other liabilities	(8,535)	-	(8,535)
Debt	(9,144)	-	(9,144)
Provision for environmental rehabilitation	(17,936)	-	(17,936)
Total fair value of net assets acquired	79,397	46,212	125,609

The fair value of the net assets acquired at March 15, 2023 was determined using a discounted cash flow model for the 12.5% minority interest in the Gibraltar mine and also considering cash and working capital of Cariboo. The discounted cash flow model included key assumptions on future production and estimated remaining reserves of  Gibraltar mine, operating assumptions, metal prices, operating and capital costs, and foreign exchange rates, and a discount rate based on an estimate of the Company's weighted average cost of capital. The discounted cash flow model was analyzed using a range of inputs and assumptions and provided a range of values, of which the Company recorded $125,609 at the lower end of its fair value estimate range.

To account for the difference between the fair value of net assets acquired of $125,609 and the total fair value of consideration payable of $79,397, the Company recognized a gain on Cariboo acquisition on the income statement of $46,212 for the year ended December 31, 2023.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

4. ACQUISITION OF CARIBOO COPPER CORPORATION (CONTINUED)

The fair value of inventories was determined based on their net realizable value, whereby the future estimated cash flows from sales of payable metal produced were adjusted for costs to complete. The fair values of accounts receivable, reclamation deposits and accounts payable and other liabilities were determined to approximate their book values. The fair value of debt owed to third parties was determined based on the principal amounts outstanding as the interest rate on the debt was considered at market. Deferred tax assets were determined based on 50% of the available tax pools of Cariboo. The fair value of the reclamation and closure cost provisions were estimated using discounted cash flows of future expenditures to settle the obligation for disturbances at the Acquisition Date and discount rates. The fair value of property, plant and equipment other than mineral properties and the major mill equipment and infrastructure were determined based on the estimated fair value of plant and other equipment in use and independent equipment appraisals on certain mobile equipment. The remaining residual portion of the fair value of net assets acquired was allocated to mineral properties and the major mill equipment and infrastructure within property, plant and equipment which are amortizable over the estimated remaining life of the Gibraltar mine on a units of production basis.

As at December 31, 2023, outstanding Cariboo consideration payable is as follows:

Fixed consideration payable	40,592
Contingent performance payments payable	25,850
Accretion on consideration payable	3,939
Total Cariboo consideration payable	70,381
Less current portion:
Fixed consideration payable	9,913
Contingent performance payments payable	4,471
Long-term portion of Cariboo consideration payable	55,997

The remaining contingent performance payments payable are recorded at fair value based on the factors noted above and resulted in a gain of $2,159 for the year ended December 31, 2023.

From the Acquisition Date to December 31, 2023, $13,868 of the Company's consolidated net income relates to its share of Cariboo and the Company recognized $263 of acquisition related costs that were included in other expenses.

The following table presents unaudited pro forma results for the year ended December 31, 2023, as though the acquisition had taken place as of January 1, 2023. Additionally, pro forma net income was adjusted to exclude acquisition related costs incurred.

Pro forma information	For the year ended December 31, 2023
Revenue	539,999
Net income	88,725

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

5. REVENUE

	Years ended December 31,
	2023	2022
Copper contained in concentrate	512,376	380,700
Copper price adjustments on settlement	818	(5,060)
Molybdenum concentrate	31,713	19,973
Molybdenum price adjustments on settlement	(1,013)	3,752
Silver (Note 19)	6,346	5,456
Total gross revenue	550,240	404,821
Less: Treatment and refining costs	(25,268)	(13,212)
Revenue	524,972	391,609

As a result of the acquisition of Cariboo, after March 15, 2023, the financial results of the Company reflect its 87.5% beneficial interest in the Gibraltar mine (Note 4) and financial results before that date reflect the previous 75% interest.

6. COST OF SALES

	Years ended December 31,
	2023	2022
Site operating costs	309,805	269,822
Transportation costs	30,045	22,472
Changes in inventories of finished goods	(5,546)	7,726
Changes in inventories of ore stockpiles	(16,686)	(14,628)
Production costs	317,618	285,392
Depletion and amortization	56,940	51,982
Cost of sales	374,558	337,374

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services. As a result of the acquisition of Cariboo, after March 15, 2023, the financial results of the Company reflect its 87.5% beneficial interest in the Gibraltar mine (Note 4) and financial results before that date reflect the previous 75% interest.

7. COMPENSATION EXPENSE

	Years ended December 31,
	2023	2022
Wages, salaries and benefits	97,929	79,935
Post-employment benefits	921	893
Share-based compensation expense (Note 22)	6,326	4,152
	105,176	84,980

Compensation expense is presented as a component of cost of sales, general and administrative expense, and project development costs.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

8. DERIVATIVE INSTRUMENTS

The following is a summary of the derivative transactions entered into by the Company during the years ended December 31, 2022 and 2023:

Date of purchase	Contract	Quantity	Strike price	Period	Cost
February 2022	Copper collar	42 million lbs	US$4.00 per lb US$5.40 per lb	July 2022 - December 2022	4,295

June 2022	Copper collar	30 million lbs	US$3.75 per lb US$4.72 per lb	January 2023 - June 2023	2,975

March 2022	Fuel call options	9 million ltrs	US$1.01 per ltr	April 2022 - September 2022	434

August 2022	Fuel call options	6 million ltrs	US$1.05 per ltr	October 2022 - December 2022	313

September 2022	Fuel call options	12 million ltrs	US$1.05 per ltr	January 2023 - September 2023	1,049

January 2023	Copper collar	42 million lbs	US$3.75 per lb US$4.70 per lb	July 2023 - December 2023	Zero cost

October 2023	Copper put	21 million lbs	US$3.25 per lb	January 2024 - March 2024	1,632

November 2023	Copper put	21 million lbs	US$3.25 per lb	April 2024 - June 2024	1,556

January 2023	Fuel call options	12 million ltrs	US$1.00 per ltr	July 2023 - December 2023	941

During the year ended December 31, 2023, the Company recognized a net realized loss of $1,041 on copper collar contracts and a net realized loss of $2,004 on fuel call options that expired out-of-the-money.

In July 2022, the Company amended the copper price collar contracts from August to December 2022 for 35 million pounds of copper by lowering the strike floor price from US$4.00 per pound to US$3.75 per pound and received realized cash proceeds of $9,880.  Total proceeds received on the copper price collars contracts in 2022, including the strike floor price amendment was $22,539.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

8. DERIVATIVE INSTRUMENTS (CONTINUED)

	Years ended December 31,
	2023	2022
Net realized loss (gain) on settled copper options	1,041	(13,550)
Net unrealized loss (gain) on outstanding copper options	2,677	(3,999)
Realized loss on fuel call options	2,004	472
Unrealized (gain) loss on fuel call options	(803)	803
	4,919	(16,274)

Details of the outstanding copper price option contracts at December 31, 2023 are summarized in the following table:

	Quantity	Strike price	Period	Cost	Fair value
Copper put contracts	42 million lbs	US$3.25 per lb	H1 2024	3,188	3,724

9. OTHER INCOME

	Years ended December 31,
	2023	2022
Management fee income	713	1,163
Other operating income, net	18	595
	731	1,758

10. FINANCE EXPENSES

	Years ended December 31,
	2023	2022
Interest expense	48,181	41,825
Amortization of financing fees	2,791	2,523
Finance expense - deferred revenue (Note 19)	6,652	5,711
Accretion on PER (Note 20)	2,328	367
Accretion and fair value adjustment on consideration payable to Cariboo (Note 4)	1,779	-
Less: interest expense capitalized	(8,865)	(3,419)
Finance income	(2,972)	(1,798)
	49,894	45,209

For the year ended December 31, 2023, interest expense includes $1,945 (2022 - $1,599) from lease liabilities and lease related obligations. For the year ended December 31, 2023, $8,865 (2022 - $3,419) of borrowing costs have been capitalized to Florence Copper development costs (Note 15).

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

11. INCOME TAX

(a) Income tax expense

	Years ended December 31,
	2023	2022
Current income tax:
Current expense	3,002	1,156
Current tax adjustments related to prior periods	-	(264)
Current income tax expense	3,002	892
Deferred income tax:
Origination and reversal of temporary differences	47,036	5,405
Deferred tax adjustments related to prior periods	105	535
Deferred income tax expense	47,141	5,940
Income tax expense	50,143	6,832

(b) Effective tax rate reconciliation

	Years ended December 31,
	2023	2022
Income tax expense (recovery) at Canadian statutory rate of 36.5%	48,484	(6,984)
Permanent differences	2,641	10,136
Foreign tax rate differential	104	64
Unrecognized tax benefits	(1,189)	3,344
Deferred tax adjustments related to prior periods	103	272
Income tax expense	50,143	6,832

(c) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at December 31,
	2023	2022
Property, plant and equipment	(259,618)	(226,123)
Other financial assets	9,306	8,222
Provisions	38,464	29,721
Other financial liabilities	(3,442)	-
Tax loss carry forwards	100,567	111,925
Deferred tax liability	(114,723)	(76,255)

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

11. INCOME TAX (CONTINUED)

(d) Unrecognized deferred tax assets and liabilities

	As at December 31,
	2023	2022
Deductible temporary differences:
Debt	78,359	86,745
Losses and tax pools	28,082	28,082
Other financial assets	15,314	14,078
Deferred tax asset:
Debt	10,469	11,658
Losses and tax pools	7,582	7,582
Other financial assets	2,067	1,900

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized deferred tax liabilities.

Losses and tax pools of $28,082 (2022 - $28,082) relate to non-capital losses in Canada which expire between 2027 and 2039.

12. ACCOUNTS RECEIVABLE

	As at December 31,
	2023	2022
Trade and settlement receivables	11,039	11,401
Insurance proceeds receivable	4,057	-
Other receivables	1,418	1,822
	16,514	13,223

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

13. INVENTORIES

	As at December 31,
	2023	2022
Current:
Sulphide ore stockpiles	57,678	45,306
Copper contained in concentrate	17,356	12,105
Molybdenum concentrate	711	417
Materials and supplies	47,197	35,018
	122,942	92,846
Long-term:
Oxide ore stockpiles	17,554	-
	140,496	92,846

For the year ended December 31, 2023, the Company recorded a write-down of $7,613 (2022 - $nil) to adjust the carrying value of ore stockpiles to cost, of which $1,695 (2022 - $nil) is recorded in depletion and amortization and the balance in production costs.

14. OTHER FINANCIAL ASSETS

	As at December 31,
	2023	2022
Current:
Marketable securities	1,333	2,568
Copper put options (Note 8)	3,724	6,184
Fuel call options (Note 8)	-	261
	5,057	9,013
Long-term:
Investment in private companies	1,200	1,200
Reclamation deposits	6,696	434
Restricted cash	-	1,355
	7,896	2,989

The Company holds strategic investments in publicly-traded and privately owned mineral exploration and development companies, including marketable securities. Marketable securities and the investment in privately owned companies are accounted for at fair value through other comprehensive income.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

15. PROPERTY, PLANT & EQUIPMENT

Cost	Property acquisition costs	Mineral properties	Plant and equipment	Construction in progress	Total
As at January 1, 2022	109,526	560,622	778,721	42,967	1,491,836
Additions	-	67,536	19,401	115,523	202,460
Changes in rehabilitation cost asset	-	28,164	-	-	28,164
Disposals	-	(289)	(13,558)	-	(13,847)
Foreign exchange translation	5,916	5,235	2,947	2,900	16,998
Transfers between categories	-	-	15,672	(15,672)	-
As at December 31, 2022	115,442	661,268	803,183	145,718	1,725,611
Additions	-	102,346	31,305	72,690	206,341
Cariboo acquisition (Note 4)	-	34,520	75,686	5,373	115,579
Changes in rehabilitation cost asset	-	12,673	-	-	12,673
Disposals	-	-	(18,911)	-	(18,911)
Foreign exchange translation	(2,029)	(2,415)	(1,516)	(2,082)	(8,042)
Transfers between categories	-	-	17,975	(17,975)	-
As at December 31, 2023	113,413	808,392	907,722	203,724	2,033,251

Accumulated depreciation
As at January 1, 2022	-	325,633	328,364	-	653,997
Depletion and amortization	-	11,415	44,316	-	55,731
Disposals	-	-	(13,357)	-	(13,357)
As at December 31, 2022	-	337,048	359,323	-	696,371
Depletion and amortization	-	14,008	54,732	-	68,740
Disposals	-	-	(17,861)	-	(17,861)
As at December 31, 2023	-	351,056	396,194	-	747,250

Net book value
As at December 31, 2022	115,442	324,220	443,860	145,718	1,029,240
As at December 31, 2023	113,413	457,336	511,528	203,724	1,286,001

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

15. PROPERTY, PLANT & EQUIPMENT (CONTINUED)

The following schedule shows the continuity of property, plant and equipment net book value for the year ended December 31, 2023 and 2022:

	As at December 31,
	2023	2022
Net book value beginning of year	1,029,240	837,839
Additions:
Gibraltar capitalized stripping costs	61,614	36,312
Gibraltar sustaining capital expenditures	32,724	20,015
Gibraltar capital expenditures	31,291	29,551
Cariboo acquisition (Note 4)	115,579	-
Florence Copper development costs	68,043	103,072
Yellowhead development costs	826	698
Aley development costs	1,011	557
Other items:
Right of use assets	10,981	12,254
Rehabilitation costs asset (Note 20)	12,673	28,164
Disposals	(1,199)	(200)
Foreign exchange translation and other	(8,042)	16,709
Depletion and amortization	(68,740)	(55,731)
Net book value as at December 31	1,286,001	1,029,240

Net book value	Gibraltar Mine	Florence Copper	Yellowhead	Aley	Other	Total
As at December 31, 2022	610,399	380,987	21,950	14,873	1,031	1,029,240
Cariboo acquisition (Note 4)	115,579	-	-	-	-	115,579
Net additions	135,234	68,162	884	1,011	-	205,291
Changes in rehabilitation cost asset (Note 20)	12,673	-	-	-	-	12,673
Depletion and amortization	(68,377)	-	(8)	-	(355)	(68,740)
Foreign exchange translation	-	(8,042)	-	-	-	(8,042)
As at December 31, 2023	805,508	441,107	22,826	15,884	676	1,286,001

During the year ended December 31, 2023, the Company capitalized development costs of $68,043 (2022 - $103,072) for the Florence Copper project, which includes $8,865 (2022 - $3,419) of capitalized borrowing costs. Since its acquisition of Florence Copper in November 2014, the Company has incurred and capitalized a total of $347.1 million in project development and other costs.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

15. PROPERTY, PLANT & EQUIPMENT (CONTINUED)

During the year ended December 31, 2023, non-cash additions to property, plant and equipment of Gibraltar include $10,835 (2022 - $4,294) of depreciation on mining assets related to capitalized stripping.

Since January 1, 2020, development costs for Yellowhead of $6,536 have been capitalized as mineral property, plant and equipment.

Depreciation related to the right of use assets for the year ended December 31, 2023 was $10,740 (2022 - $6,492)

16. GOODWILL

Goodwill was recorded on the Company's acquisition of Curis Holdings (Canada) Ltd. ("Curis") in 2014 which at the time indirectly owned 100% of the Florence Copper Project. During the year ended December 31, 2023, the carrying value of the goodwill decreased by $122 as a result of foreign currency translation.

The Company performed an annual goodwill impairment test and the recoverable amount of the Curis CGU was calculated to be higher than its carrying amount and no impairment loss was recognized.

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2023	2022
Trade payables	28,557	31,719
Accrued liabilities	43,191	34,997
	71,748	66,716

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

18. DEBT

	As at December 31,
	2023	2022
Current:
Lease liabilities (d)	11,040	7,613
Gibraltar equipment loans (e)	11,105	8,489
Florence project facility (f)	5,513	-
Lease related obligations (g)	-	2,307
	27,658	18,409
Long-term:
Senior secured notes (a)	529,880	541,760
Revolving credit facility (b)	26,494	-
Lease liabilities (d)	6,929	7,408
Gibraltar equipment loans (e)	26,887	24,550
Florence project facility (f)	26,851	-
Lease related obligations (g)	-	3,009
	617,041	576,727
Deferred financing fees	(6,808)	(8,567)
Total debt	637,891	586,569

(a) Senior secured notes

On February 10, 2021, the Company completed an offering of US$400 million aggregate principal amount of senior secured notes (the "2026 Notes").  The 2026 Notes mature on February 15, 2026 and bear interest at an annual rate of 7.0%, payable semi-annually on February 15 and August 15.  A portion of the proceeds were used to redeem the outstanding US$250 million 8.75% Senior Secured Notes due on June 15, 2022. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $167 million (US$131 million) were available for capital expenditures, including at its Florence Copper project and Gibraltar mine, working capital and for general corporate purposes.

The 2026 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar mine, as well as the shares of Curis Holdings (Canada) Ltd. and Florence Holdings Inc.  The 2026 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries.

The 2026 Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing and US$30 million for Florence project debt, all subject to the terms of the note indenture. The noted amounts also can increase as consolidated of total assets increase. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2026 Notes at any time on or after February 15, 2024, at redemption prices ranging from 101.75% to 100%, plus accrued and unpaid interest to the date of redemption. On a change of control, the 2026 Notes are redeemable at the option of the holder at a price of 101%.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

18. DEBT (CONTINUED)

(b) Revolving credit facility

On October 6, 2021, the Company closed a secured US$50 million revolving credit facility (the "Facility"). The Facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as, the shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., and Florence Holdings Inc.  The Facility will be available for capital expenditures, working capital and general corporate purposes.

On February 1, 2023, the Company entered into an agreement to extend the maturity date of the Facility by an additional year to July 2, 2026. On June 30, 2023, the Company entered into an amended agreement with the lender, increasing the Facility by US$30 million for a total of US$80 million.

Amounts outstanding under the facility bear interest at the Adjusted Term SOFR rate plus an applicable margin and have a standby fee of 1.00%. As at December 31, 2023, a total of US$20,000 was advanced under the Facility.

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a senior debt leverage ratio, an interest coverage ratio, a minimum tangible net worth and a minimum liquidity amount as defined under the Facility. The Company was in compliance with these covenants as at December 31, 2023.

(c) Letter of credit facilities

The Gibraltar joint venture has in place a $7 million credit facility for the purpose of providing letters of credit ("LC") to key suppliers of the Gibraltar mine to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility will be guaranteed by Export Development Canada ("EDC") under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured and contains no financial covenants. As at December 31, 2023, a total of $3.75 million in LCs were issued and outstanding under this LC facility (December 31, 2022 - $3.75 million).

On April 8, 2022, the Company closed a US$4 million credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs to be issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured and contains no financial covenants.

(d) Lease liabilities

Lease liabilities include the Company's outstanding lease liabilities under IFRS 16. As at December 31, 2023, the net carrying amount of leased assets was $18,537 (2022 - $34,051).  The lease liabilities have monthly repayment terms ranging between 12 and 84 months.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

18. DEBT (CONTINUED)

(e)  Gibraltar equipment loans

The equipment loans at December 31, 2023 are secured by most of the existing mobile mining equipment at the Gibraltar mine and commenced between December 2022 and June 2023 with monthly repayment terms of 48 months and with interest rates ranging between 8.9% to 9.4%.

On June 20, 2023, the Company entered into an equipment financing agreement for the amount of US$9.6 million with monthly repayment terms of 48 months and the loan bears interest at the rate of 9.4%.

(f) Florence project facility

In the fourth quarter of 2023, the Company entered into Florence project debt facility with Bank of America secured against specific to equipment for total proceeds of US$25 million. The facility contains no financial covenants and has monthly repayment of a term of 60 months. The equipment facility bears interest at a blended rate of 9.3%.

(g) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June 2019 and had a term of 54 months with an early buy-out option. In June 2023, the Company exercised the early buy-out option for the equipment and repaid the lease obligation balance of $5,578.

(h) Debt continuity

The following schedule shows the continuity of total debt for the years ended December 31, 2023 and 2022:

	2023	2022
Total debt as at January 1	586,569	531,749
Revolving credit facility advance	26,494	-
Lease additions	12,267	12,382
Equipment loans net proceeds	45,302	31,770
Lease liabilities and equipment loans repayments	(31,953)	(26,443)
Lease and equipment loans from Cariboo acquisition (Note 4)	9,144	-
Unrealized foreign exchange (gain) loss	(12,533)	34,490
Amortization of deferred financing charges	2,791	2,621
Deferred financing charges	(190)	-
Total debt as at December 31	637,891	586,569

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

19. DEFERRED REVENUE

	As at December 31,
	2023	2022
Current:
Customer advance payments (a)	3,096	6,456
Osisko - silver stream agreement (b)	7,250	5,609
Current portion of deferred revenue	10,346	12,065
Long-term portion of Osisko silver stream agreement (b)	59,720	47,620
Total deferred revenue	70,066	59,685

(a) Customer advance payments

At December 31, 2023, the Company had received advance payments from a customer on 0.8 million pound (100% basis) of copper concentrate inventory (2022 - 2.0 million pounds).

(b) Silver stream purchase and sale agreement

The Company has entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received upfront cash deposit payments totalling $52.7 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives no further cash consideration once silver deliveries are made under the agreement.

On June 28, 2023, the Company entered into an amendment to its silver stream with Osisko and received $13,586 for the sale of an equivalent amount of its 87.5% share of Gibraltar payable silver production until 6,254,500 ounces of silver have been delivered to Osisko. After that threshold has been met, 30.625% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The amendment is accounted for as a contract modification under IFRS 15 Revenue from Contracts with Customers. The funds received are available for general working capital purposes.

The Company has recorded the deposits from Osisko as deferred revenue and recognizes amounts in revenue as silver is delivered. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

19. DEFERRED REVENUE (CONTINUED)

The following table summarizes changes in the Osisko deferred revenue:

	2023	2022
Balance as at January 1	53,229	53,500
Finance expense (Note 10)	6,652	5,711
Amortization of deferred revenue	(6,497)	(5,982)
Deferred revenue deposit (amendment to silver stream)	13,586	-
Ending balance as at December 31	66,970	53,229

20. PROVISION FOR ENVIRONMENTAL REHABILITATION

	2023	2022
Beginning balance as at January 1	113,725	87,571
Change in estimates	12,673	28,163
Accretion	2,328	367
Settlements	(740)	(2,775)
PER from Cariboo acquisition (Note 4)	17,936	-
Foreign exchange differences	(136)	399
Ending balance as at December 31	145,786	113,725

The PER represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities. The majority of these expenditures occur after the end of the life of the related operation.  For the Gibraltar mine, it is anticipated that these costs will be incurred over a period of at least 100 years beyond the end of the current mine life based on known reserves.  The change in the PER during 2023 is primarily due to the changes in the estimates of risk-free discount rates applied in determining the obligation.

As at December 31, 2023, the PER was calculated on a present value basis for closure costs to be incurred in the first 30 years using a nominal risk-free discount rate of 2.96% (2022 - 3.31%) based on the 30 year overnight index swap (OIS) rate. For discounting annual closure cashflows beyond 30 years, a risk free yield curve was extrapolated from the implied OIS swap rate for liquid, investment grade corporate bonds with durations between 50 to 100 years.  A nominal risk free rate of up to 3.91% was utilized in 2023 (2022 - 4.41%) for discounting closure costs up to 100 years from the estimated date of site closure for Gibraltar based on current reserves. A long-term inflation rate range between 1.72% to 1.65% (2022 - 2.02% to 1.80%) over tenors between 30 to 100 years was applied to derive nominal cash flow estimates.  The PER calculation is sensitive to changes in the nominal risk free rate and as at December 31, 2023 a 25 basis point increase or decrease could result in a change in the PER by approximately $17,996.

PER estimates are reviewed regularly and there have been adjustments to the amount and timing of cash flows as a result of updated information.  Assumptions are based on the current economic environment, but actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning work required, which will reflect market conditions at the relevant time.  Furthermore, the timing of rehabilitation will depend on when the mine ceases production which, in turn, will depend on future mineral reserves, metal prices, operating conditions and many other factors which are inherently uncertain.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

20. PROVISION FOR ENVIRONMENTAL REHABILITATION (CONTINUED)

As at December 31, 2023, the Company has provided surety bonds to the regulatory authorities for its share of reclamation obligations totaling $96.0 million and restricted cash of $6.3 million for its share of Gibraltar's reclamation security. For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $47.8 million as reclamation security.  Security for reclamation obligations is returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring and maintenance requirements.

21. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding as at January 1, 2022	284,892
Common shares issued under PSU plan	866
Exercise of share options	735
Common shares outstanding as at January 1, 2023	286,493
Common shares issued under PSU plan	1,597
Exercise of share options	1,910
Common shares outstanding as at December 31, 2023	290,000

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

In January 2023, the Company issued 1,597,177 common shares as part of settlement of the performance share units that vested.

(b) Contributed surplus

Contributed surplus represents employee entitlements to equity settled share-based awards that have been charged to the statement of comprehensive income and loss in the periods during which the entitlements were accrued and have not yet been exercised.

(c) Accumulated other comprehensive income ("AOCI")

AOCI is comprised of the cumulative net change in the fair value of FVOCI financial assets and cumulative translation adjustments arising from the translation of foreign subsidiaries.

(d) At-the-market equity offering program

On May 3, 2023, the Company announced that it has entered into an equity distribution agreement providing for an at-the-market equity offering program ("ATM"). The total proceeds from potential share issuances made under the ATM would have an aggregate offering price of up to US$50 million. As at December 31, 2023, the Company has not made any share issuances under the ATM program.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

22. SHARE-BASED COMPENSATION

(a) Share Options

The Company has an equity settled share option plan approved by the shareholders that allows it to grant options to directors, officers, employees and other service providers. Under the plan, a maximum of 9.5% of the Company's outstanding common shares may be granted. The maximum allowable number of outstanding options to independent directors as a group at any time is 1% of the Company's outstanding common shares. The exercise price of an option is set at the time of grant using the five-day volume weighted average price of the common shares.  Options are exercisable for a maximum of five years from the effective date of grant under the plan. Vesting conditions of options are at the discretion of the Board of Directors at the time the options are granted.

	Options (thousands)	Average price
Outstanding as at January 1, 2022	8,270	1.33
Granted	2,113	2.58
Exercised	(735)	0.99
Cancelled/forfeited	(176)	2.24
Expired	(184)	1.50
Outstanding as at January 1, 2023	9,288	1.62
Granted	2,769	2.35
Exercised	(1,910)	0.80
Cancelled/forfeited	(182)	2.34
Expired	(1,166)	2.86
Outstanding as at December 31, 2023	8,799	1.85
Exercisable as at December 31, 2023	6,353	1.64

During the year ended December 31, 2023, the Company granted 2,769,000 (2022 - 2,113,000) share options to directors, executives and employees, exercisable at an average exercise price of $2.35 per common share (2022 - $2.58 per common share) over a five year period. The total fair value of options granted was $3,738 (2022 - $2,979) based on a weighted average grant-date fair value of $1.35 (2022 - $1.41) per option.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

22. SHARE-BASED COMPENSATION (CONTINUED)

(a) Share Options (continued)

Range of exercise price	Options (thousands)	Average life (years)
$0.69 to $1.00	1,690	0.50
$1.01 to $1.41	550	1.85
$1.42 to $1.66	1,867	2.09
$1.67 to $2.48	2,798	4.04
$2.49 to $2.58	1,894	3.05
	8,799	2.60

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

	2023	2022
Expected term (years)	5.0	5.0
Forfeiture rate	0%	0%
Volatility	66%	64%
Dividend yield	0%	0%
Risk-free interest rate	3.0%	1.7%
Weighted-average fair value per option	$1.35	$1.41

(b) Deferred, Performance and Restricted Share Units

The Company has adopted a Deferred Share Unit ("DSU") Plan (the "DSU Plan") that provides for an annual grant of DSUs to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in the first instance be used to assist in complying with the Company's share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

The Company has established a Performance Share Unit ("PSU") Plan (the "PSU Plan") whereby PSUs are issued to executives as long-term incentive compensation. PSUs issued under the PSU Plan entitle the holder to a cash or equity payment (as determined by the Board of Directors) at the end of a three-year performance period equal to the number of PSU's granted, adjusted for a performance factor and multiplied by the quoted market value of a Taseko common share on the completion of the performance period. The performance factor can range from 0% to 250% and is determined by comparing the Company's total shareholder return to those achieved by a peer group of companies.

During the year ended December 31, 2023, the Company established a non-executive employee Restricted Share Units ("RSUs") plan for employees as long-term incentive compensation and granted 380,000 units, with a weighted average fair value at grant date of $2.34 per unit for the RSUs.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

22. SHARE-BASED COMPENSATION (CONTINUED)

(b) Deferred, Performance and Restricted Share Units (continued)

A long-term financial liability of $4,572 has been recorded at December 31, 2023 (2022 - $3,877), representing the fair value of the liability, which is based on the Company's stock price at the reporting period date.

	RSUs (thousands)	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2022	-	1,786	2,780
Granted	-	172	595
Settled	-	-	(875)
Outstanding as at January 1, 2023	-	1,958	2,500
Granted	380	343	830
Settled	-	-	(1,375)
Outstanding as at December 31, 2023	380	2,301	1,955

During the year ended December 31, 2023, 342,750 DSUs were issued to directors (2022 - 172,000) and 830,000 PSUs to senior executives (2022 - 595,000). The fair value of DSUs and PSUs granted was $4,344 (2022 - $2,532), with a weighted average fair value at the grant date of $2.38 per unit for the DSUs (2022 - $2.58 per unit) and $4.25 per unit for the PSUs (2022 - $3.51 per unit).

(c) Share-based compensation expenses

Share-based compensation expense is comprised as follows:

	Years ended December 31,
	2023	2022
Share options - amortization	3,452	2,693
Performance share units - amortization	2,178	2,226
Restricted share units - amortization	293	-
Change in fair value of deferred share units	403	(767)
	6,326	4,152

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

23. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Year ended December 31,
	2023	2022
Net income (loss) attributable to common shareholders - basic and diluted	82,726	(25,971)
(in thousands of common shares)
Weighted-average number of common shares	288,560	286,236
Effect of dilutive securities:
Stock options	2,419	-
Weighted-average number of diluted common shares	290,979	286,236
Earnings (loss) per common share
Basic earnings (loss) per share	0.29	(0.09)
Diluted earnings (loss) per share	0.28	(0.09)

24. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at December 31, 2023 are presented in the following table:

2024	14,030
2025	6,071
2026	1,120
2027	-
2028 and thereafter	-
Total commitments	21,221

As at December 31, 2023, the Company had commitments to incur capital expenditures of $6,150 (2022 - $9,265) for Florence Copper and $13,236 (2022 - $2,795) for the Gibraltar joint venture.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds an 87.5% interest. As a result, the Company has guaranteed the joint venture partner's 12.5% share of this debt which amounted to $5,851 as at December 31, 2023.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 12.5% share of this obligation, which amounted to $7,313 as at December 31, 2023.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

24. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Mitsui financing

On December 19, 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop the Company's Florence Copper project. Mitsui has committed to an initial investment of US$50 million conditional on receipt of the final Underground Injection Control permit from the Environmental Protection Agency, with proceeds to be used for construction of the commercial production facility. The initial investment will be in the form of a copper stream agreement (the "Copper Stream") on 2.67% of the copper produced at Florence Copper and Mitsui to pay a delivery price equal to 25% of the market price of copper delivered under the contract.

In addition, Mitsui has acquired an option to invest an additional US$50 million for a 10% equity interest in Florence Copper (the "Equity Option"). The Equity Option is exercisable by Mitsui at any time up to three years following completion of construction of the commercial production facility. If Mitsui elects to exercise its Equity Option, the Copper Stream will terminate. If the Equity Option is not exercised by Mitsui by its expiry date, the Company will have the right to buy-back 100% of the Copper Stream, otherwise, it will terminate when 40 million pounds of copper have been delivered under the agreement.

As part of the arrangement, Taseko and Mitsui have entered into an offtake contract for 81% of the copper cathode produced at Florence during the initial years of production. The initial offtake agreement will cease and be replaced with a marketing agency agreement if the Equity Option is exercised by Mitsui. Mitsui's offtake entitlement would also reduce to 30% if the Equity Option is not exercised by its expiry date until the Copper Stream deposit has been reduced to nil.

For accounting purposes, the Mitsui agreements include derivatives that are required to be fair valued at each reporting period. The Company has determined that the fair value of the derivatives is negligible as of December 31, 2023 based on the contingent nature of the Mitsui agreements and the consideration of other relevant factors.

On January 26, 2024, the Company received the first US$10 million of the US$50 million Copper Stream. The remaining amounts are payable on a quarterly instalment basis.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

25. SUPPLEMENTARY CASH FLOW INFORMATION

	Years ended December 31,
	2023	2022
Change in non-cash working capital items
Accounts receivable	(2,842)	(3,602)
Inventories	(23,972)	(14,035)
Prepaids	(4,239)	(1,835)
Accounts payable and accrued liabilities[1]	(12,226)	14,704
Advance payment on product sales	(3,371)	1,159
Interest payable	(128)	100
Mineral tax payable	(1,341)	(1,937)
	(48,119)	(5,446)
Non-cash investing and financing activities
Cariboo acquisition, net assets (Note 4)	65,930	-
Assets acquired under capital lease	1,087	489
Right-of-use assets	11,179	11,893

1. Excludes accounts payable and accrued liability changes on capital expenditures.

26. FINANCIAL RISK MANAGEMENT

(a) Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments.  The timeframe and manner in which the Company manages these risks varies based upon management's assessment of the risk and available alternatives for mitigating risk.  The Board approves and monitors risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.

(b) Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices comprise three types of risk:  commodity price risk; interest rate risk; and currency risk.  Financial instruments affected by market risk include:  cash and equivalents; accounts receivable; marketable securities; subscription receipts; reclamation deposits; accounts payable and accrued liabilities; debt and derivatives.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.  The Company buys copper put options in order to reduce commodity price risk.  The derivative instruments employed by the Company are considered to be economic hedges but are not designated as hedges for accounting purposes.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

26. FINANCIAL RISK MANAGEMENT (CONTINUED)

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces.  The Company enters into copper put and collar option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put and collar option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

	As at December 31,
	2023	2022
Copper increase/decrease by US$0.10 per pound[1]	461	511

1. The analysis is based on the assumption that the year-end copper price increases/decreases US$0.10 per pound with all other variables held constant.  At December 31, 2023, 3.5 million (2022 - 3.8 million) pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at December 31, 2023 of CAD/USD 1.32 (2022 - 1.35) was used in the analysis.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant.  The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices.  The sensitivities should therefore be used with care.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding debt and investments, including cash and cash equivalents, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

The table below summarizes the impact on earnings after tax and equity for a change of 100 basis points in interest rates at the reporting date.  This analysis assumes that all other variables, in particular foreign currency rates, remain constant.  This assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year.  However, interest rates and balances of the Company may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

26. FINANCIAL RISK MANAGEMENT (CONTINUED)

	As at December 31,
	2023	2022
Fair value sensitivity for fixed-rate instruments
Senior secured notes	(3,941)	(3,800)
Lease liabilities	(189)	(130)
Lease related obligations	-	(67)
Gibraltar equipment loans	(337)	(65)
	(4,467)	(4,062)
Cash flow sensitivity for variable-rate instruments
Cash and equivalents	689	826

Currency risk

The Canadian dollar is the functional currency of the Company and, as a result, currency exposure arises from transactions and balances in currencies other than the Canadian dollar, primarily the US dollar.  The Company's potential currency exposures comprise translational exposure in respect of non-functional currency monetary items, and transactional exposure in respect of non-functional currency revenues and expenditures.

The following table demonstrates the sensitivity to a 10% strengthening in the CAD against the USD. With all other variables held constant, the Company's shareholders equity and earnings after tax would both increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. A weakening in the CAD against the USD would have had the equal but opposite effect to the amounts shown below.

	As at December 31,
	2023	2022
Cash and equivalents	(5,079)	(7,425)
Accounts receivable	(1,198)	(832)
Accounts payable and accrued liabilities	1,950	1,972
Senior secured notes	39,697	40,587
Equipment loans	5,153	2,425
Lease liabilities	274	69

The Company's financial asset and liability profile may not remain constant and, therefore, these sensitivities should be used with care.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company manages liquidity risk by holding sufficient cash and equivalents and scheduling long-term obligations based on estimated cash inflows. There were no defaults on loans payable during the year.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

26. FINANCIAL RISK MANAGEMENT (CONTINUED)

(d) Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables, marketable securities and investments, and derivatives.  In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts. The Company deals with a limited number of counterparties for its metal sales.  The Company had three significant customers in 2023 that represented 87% of gross copper concentrate revenues (2022 - two customers accounted for 95% of gross copper concentrate revenues). The trade receivable balance at December 31, 2023 is comprised of six customers (2022 - four customers). There are no impairments recognized on the trade receivables.

(e) Fair values of financial instruments

The fair values of the senior secured notes, excluding deferred financing fees, are $506,597 and the carrying value is $529,880 as at December 31, 2023. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

26. FINANCIAL RISK MANAGEMENT (CONTINUED)

	Level 1	Level 2	Level 3	Total
December 31, 2023
Financial assets designated as FVPL
Derivative asset copper put and call options	-	3,724	-	3,724
Derivative asset fuel call options	-	-	-	-
Performance payments payable	-	-	25,850	25,850
	-	3,724	25,850	29,574
Financial assets designated as FVOCI
Marketable securities	1,333	-	-	1,333
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	6,696	-	-	6,696
	8,029	-	1,200	9,229
December 31, 2022
Financial assets designated as FVPL
Derivative asset copper put and call options	-	6,184	-	6,184
Derivative asset fuel call options	-	261	-	261
	-	6,445	-	6,445
Financial assets designated as FVOCI
Marketable securities	2,568	-	-	2,568
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	434	-	-	434
	3,002	-	1,200	4,202

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at December 31, 2023.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. As at December 31, 2023, the Company had net settlement receivable of $7,406 (December 31, 2022 - settlement payables of $209).

The estimated performance payments payable, a Level 3 instrument, was estimated based on forecasted copper prices and sales volumes over the next 5 year period. The total estimated performance payments payable was then discounted to determine its fair value

The investment in private companies, a Level 3 instrument, are valued based on a management estimate. As this is an investment in a private exploration and development company, there are no observable market data inputs.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

26. FINANCIAL RISK MANAGEMENT (CONTINUED)

As at December 31, 2023, the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

(f) Capital management

The Company's primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, credit facilities and debt as capital.  The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue or buy back equity, issue, buy back or repay debt, sell assets, or return capital to shareholders.

	As at December 31,
	2023	2022
Current portion of long-term debt	27,658	18,409
Long-term debt	610,233	568,160
Cash	(96,477)	(120,858)
Net debt	541,414	465,711
Shareholders' equity	434,148	356,409

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors the covenants on its long-term debt to ensure compliance. The Company's investment policy is to invest cash in highly liquid interest-bearing investments that are readily convertible to known amounts of cash. There were no changes to the Company's approach to capital management during the year ended December 31, 2023.

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

27. RELATED PARTIES

(a) Principal Subsidiaries

	Ownership interest as at December 31,
	2023	2022
Gibraltar Mines Ltd.	100%	100%
Curis Holdings (Canada) Ltd.	100%	100%
Florence Holdings Inc.	100%	100%
Florence Copper Holdings Inc.	100%	100%
FC-ISR Holdings Inc.	100%	100%
Florence Copper LLC[1]	100%	100%
Aley Corporation	100%	100%
Yellowhead Mining Inc.	100%	100%

1 On November 28, 2022, Florence Copper Inc. was converted into Florence Copper LLC.  The units of Florence Copper LLC were transferred to a new intermediary company, Florence Copper Holdings Inc.  Florence Copper Holdings Inc. subsequently transferred 1% of Florence Copper LLC to FC-ISR Holdings Inc.

(b) Key management personnel compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain key management personnel.  This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service.  Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits.  In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from
9-month to 12-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-month to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (Note 22).

	Year ended December 31,
	2023	2022
Salaries and benefits	4,986	4,509
Post-employment benefits	922	730
Share-based compensation expense	4,761	2,995
	10,669	8,234

Compensation for key management personnel (includes all members of the Board of Directors and executive officers) is as follows:

TASEKO MINES LIMITED Notes to Consolidated Financial Statements (Cdn$ in thousands)

27. RELATED PARTIES (CONTINUED)

(c) Related party transactions

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of Gibraltar. Net management fee income in 2023 was $713 (2022 - $1,162). In addition, the Company pays certain expenses on behalf of the Gibraltar joint venture and invoices the joint venture for these expenses. In 2023, net reimbursable compensation expenses and third-party costs of $289 (2022 - $1,370) were charged to the joint venture.

28. SUBSEQUENT EVENTS

On January 15, 2024, the Company signed a definitive agreement with Taurus Mining Royalty Fund L.P. ("Taurus") for a US$50 million royalty.  The base royalty rate is 1.95% of the gross revenue from the sale of all copper from Florence Copper. The transaction with Taurus closed on February 2, 2024, with US$50 million received in cash proceeds available to fund the development of the Florence Copper project.

On February 6, 2024, the Company purchased diesel call options for 12.5 million litres of diesel with maturity dates ranging from February to June 2024, at a total cost of $164.